UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.000017727 par value per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Patrick Machado

c/o Roivant Sciences Ltd.

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102

1.	Name of Reporting Person: Patrick Machado

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO — other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)(1)

14.		Type of Reporting Person (See Instructions) IN

(1)         All share percentage calculations in this Schedule 13D are based on 89,481,733 Common Shares, $0.000017727 par value per share, of Myovant Sciences Ltd. (the “Issuer”), calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional Common Shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019.

EXPLANATORY NOTE

This report on Schedule 13D (the “Schedule 13D”) of Patrick Machado (the “Reporting Person”) relates to the Common Shares, $0.000017727 par value per share (the “Common Shares”), of Myovant Sciences Ltd. (the “Issuer”). The Reporting Person is filing this Schedule 13D as a result of his status as an independent director of Roivant Sciences Ltd. (“Roivant”), pursuant to which he is deemed to beneficially own the Common Shares of the Issuer directly owned by Roivant. The Reporting Person does not directly own the Issuer’s Common Shares. As disclosed in Roivant’s Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2017, Roivant was the majority shareholder of the Issuer’s Common Shares prior to its initial public offering, completed on October 26, 2016, and as such Roivant and, by virtue of his indirect beneficial ownership, the Reporting Person were eligible to file reports on Schedule 13G after the initial public offering pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. The Reporting Person is filing this Schedule 13D because, following Roivant’s direct acquisition of 2,424,242 Common Shares on June 4, 2019 as reported in Item 3 of this Schedule 13D (which represented an increase in Roivant’s holdings of the Common Shares of more than 2% of the total number of Common Shares outstanding), Roivant and the Reporting Person are no longer eligible to file a report on Schedule 13G.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Shares, $0.000017727 par value per share (the “Common Shares”), of Myovant Sciences Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Item 2.	Identity and Background

(a)         This Schedule 13D is being filed by Patrick Machado (the “Reporting Person”).

(b)         The address of the Reporting Person is c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

(c)          The Reporting Person serves on the board of directors of Chimerix, Inc., SCYNEXIS, Inc., Turning Point Therapeutics, Inc. and Principia Biopharma Inc., which are all publicly traded biopharmaceutical companies, and on the board of directors of Turnstone Biologics, a privately held biopharmaceutical company. The Reporting Person also serves on the board of Adverum Biotechnologies, Inc., a publicly traded biotechnology company, and of Therachon AG and Auransa, Inc., which are both privately held biotechnology companies. The Reporting Person is the chair of the board of directors of Armaron Bio Pty. Ltd., a privately held biotechnology company. The address of Chimerix, Inc. is 505 Meridian Parkway, Suite 100, Durham, North Carolina. The address of SCYNEXIS, Inc. is 101 Hudson Street, Suite 3610, Jersey City, New Jersey. The address of Armaron Bio Pty. Ltd. is Level 1/120 Jolimont Road, East Melbourne 3002 VIC Australia. The address of Therachon AG is Aeschenvorstadt 36, Basel, Switzerland. The address of Auransa, Inc. is 550 Hamilton Ave, Palo Alto, California. The address of Turnstone Biologics is 787 Bank Street, 2nd Floor, Ottawa, ON K1S 3V5, Canada. The address of Turning Point Therapeutics is 10628 Science Center Drive, Ste. 225, San Diego, California. The address of Principia Biopharma 220 East Grand Avenue, South San Francisco, California.

(d) - (e)   During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer's initial public offering on October 26, 2016, Roivant was the Issuer's majority shareholder. On June 4, 2019, upon the closing of the Issuer's underwritten public offering of Common Shares conducted pursuant to a registration statement on Form S-3 (the “Offering”), Roivant purchased an additional 2,424,242 Common Shares from the underwriters of the Offering at the public offering price of $8.25 per share. Roivant purchased the Common Shares using cash on hand.

The information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Person is filing this Schedule 13D as a result of his appointment to the board of directors (the “Board”) of Roivant. As reported in Item 3 above, Roivant directly beneficially owns 40,765,599, or 45.6%, of the Common Shares of the Issuer. Pursuant to Roivant’s internal governance documents, following the appointment to Roivant’s Board of one or more directors meeting certain independence criteria (each an “Independent Director” and collectively the “Independent Directors”), dispositions of the Common Shares require the approval of a majority of Roivant’s Board, including (i) at least two Independent Directors, or, (ii) if there is only one independent director, that sole Independent Director.

The Reporting Person was appointed as an Independent Director effective October 18, 2016. Roivant remains the direct owner of its 40,765,599 Common Shares. As the approval of the Reporting Person as an Independent Director, and, to the extent one other Independent Director is serving, that other Independent Director, is needed for Roivant to dispose of the Common Shares, the Reporting Person may be deemed to have dispositive power over, and to be an indirect beneficial owner of, the Common Shares directly beneficially owned by Roivant. Currently, the Reporting Person shares dispositive power over the Common Shares with the other Independent Director currently serving. This filing shall not be deemed an admission that the Reporting Person and any other Independent Director constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended.

As an Independent Director who must approve any disposal by Roivant in the Common Shares (whether alone if no other Independent Director is serving at the same time or in conjunction with one other Independent Director then serving), the Reporting Person may review on an ongoing and continuing basis Roivant’s investment in the Issuer. The Reporting Person, in acting on Roivant’s behalf either alone or with other members of the Board, may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of the Reporting Person’s securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above, the Reporting Person does not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with its advisors, the Issuer or other persons).

Item 5.	Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a) - (b) As an Independent Director with dispositive power over the Common Shares directly owned by Roivant, the

Reporting Person may be deemed an indirect beneficial owner of the 40,765,599 Common Shares directly owned by Roivant, representing 45.6% of the issued and outstanding Common Shares of the Issuer.

The aggregate number of Common Shares beneficially owned by the Reporting Person and the numbers of Common Shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on lines 7 through 11 of the cover sheet of this Schedule 13D. The percentage of outstanding Common Shares that may be deemed to be beneficially owned by the Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. All share percentage calculations in this Schedule 13D are based on 89,481,733 Common Shares, calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional Common Shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019.

The Reporting Person disclaims beneficial ownership in all of the Common Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. Except as disclosed in this Schedule 13D, the Reporting Person does not beneficially own any Common Shares or have the right to acquire any Common Shares, and does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

(c) Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares during the last 60 days.

(d) To the best knowledge of the Reporting Person, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
To the extent required by Item 6, the information contained in Items 3, 4 and 5 above is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description
7.01	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Reporting Person’s Form 3 filed with the SEC on October 26, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2019	Patrick Machado

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory